Exhibit 99.1

China Digital TV Announces Unaudited Third Quarter 2016 Results

BEIJING, China, November 15, 2016 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the third quarter ended September 30, 2016.

“We are glad to report another quarter with solid growth of our cloud business, primarily driven by the rapidly expanding customer base and enriching content offerings,” commented Mr. Jianhua Zhu, China Digital TV’s chief executive officer. “During the third quarter, revenues from our cloud platform grew substantially year over year, and the total number of registered users on our cloud platform increased to 4.3 million from only 1.5 million a year ago. The strong performance boosts our confidence to further increase our geographic diversification by expanding the cloud platform into new cities and provinces in the fourth quarter. On the other end, we continue to work diligently with our own development team and partners to further enhance our current cloud content portfolio, especially in the areas of online education, shopping, as well as virtual reality (“VR”) related shows and programs. Although our traditional business in the cable TV market still faces challenges, it will continue to stabilize. We remain committed to transforming into a leading provider and gateway for cloud-based entertainment content into the home throughout China. We believe our cloud business will continue to benefit from tremendous secular growth as new market opportunities arise from cloud-based home entertainment into Chinese homes.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, stated, “We witnessed solid business performance during the third quarter of 2016. However, we experienced continuous downward trend in average selling prices (“ASP”) for smart cards, which was partially caused by the deprecation of Renminbi (“RMB”). We remain cautiously optimistic on the traditional cable TV market as it matures and stabilizes, which will benefit our overall margin profile as we manage our cost control carefully. For the cloud business, we are pleased that our previous hard work paid off with a robust revenue growth during the third quarter. We are now more confident in the potential of our cloud business, as we continue to expand the coverage as well as content of our cloud services to more Chinese homes going forward.”

Third Quarter 2016 Results1

In the third quarter of 2016, China Digital TV’s smart card shipments increased by 12.7% to 2.58 million from 2.29 million in the prior year period, as a result of increased shipments to both domestic and international markets.

China Digital TV’s net revenues increased by 12.0% to US$11.8 million from US$10.5 million in the prior year period. The increase in net revenues was driven by other products and other services, but partially offset by a decrease in smart card revenues.

Revenues from the Company’s top five customers accounted for 32.4% of total revenues, compared to 40.1% in the prior year period.

1 Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	September 30,	June 30,	September 30,
	2016	2016	2015
	(in thousands of U.S. dollars)
Products:
Smart cards	$8,091	$7,183	$9,035
Other products	2,420	1,608	318
Subtotal	10,511	8,791	9,353
Services:
Head-end system integration	278	360	460
Head-end system development	248	510	169
Licensing income	117	92	282
Royalty income	76	3	216
Other services	851	725	195
Subtotal	1,570	1,690	1,322
Total revenues	$12,081	$10,481	$10,675

Revenues from smart cards decreased by 10.4% to US$8.1 million in the third quarter of 2016 from US$9.0 million in the prior year period, primarily due to a decline in ASPs. Smart cards accounted for 67.0% of total revenues in the third quarter of 2016, compared to 84.6% in the prior year period.

Revenues from other products increased to US$2.4 million in the third quarter of 2016 from US$0.3 million in the prior year period. The increase was mainly attributable to an increase in sales of set-top-boxes with pre-installed smart cards, IPQAM, as well as an increase in surface mounted chips. Other products accounted for 20.0% of total revenues in the third quarter of 2016, compared to 3.0% in the prior year period.

Revenues from services increased by 18.8% to US$1.6 million in the third quarter of 2016 from US$1.3 million in the prior year period. The increase was primarily attributable to an increase in revenues from the Company’s cloud platform, but partially offset by a decrease in other revenues which are smart-card related. Revenues from services accounted for 13.0% of total revenues in the third quarter of 2016, compared to 12.4% in the prior year period.

Cost of revenues from smart cards and other products increased by 22.7% to US$2.6 million in the third quarter of 2016 from US$2.1 million in the prior year period. The increase was mainly due to an increase in cost of revenues from other products, and was partially offset by a decline in cost of revenues from smart cards. Cost of revenues from smart cards and other products accounted for 37.1% and 33.2%, respectively, of total cost of revenues in the third quarter of 2016, compared to 58.7% and 6.9% in the prior year period.

Cost of revenues from services decreased by 1.5% to US$1.1 million in the third quarter of 2016 from the prior year period. Cost of revenues from services accounted for 29.7% of total cost of revenues in the third quarter of 2016, compared to 34.5% in the prior year period.

Gross profit in the third quarter of 2016 increased by 11.0% to US$8.2 million from US$7.4 million in the prior year period. Gross margin, which is equal to gross profit divided by net revenues, was 69.2% in the third quarter of 2016, compared to 69.8% in the prior year period. The decline in gross margin was primarily due to the decreased portion of total revenues accounted for by revenues from smart cards, which have a higher gross margin than other products and services.

In the third quarter of 2016, the ASP of smart cards decreased by 20.5% year over year, which was partly due to the depreciation of RMB. The unit cost of smart cards decreased by 35.9% year over year.

Operating expenses in the third quarter of 2016 increased by 5.5% to US$8.9 million from US$8.4 million in the prior year period.

●	Research and development expenses in the third quarter of 2016 decreased by 14.4% to US$3.3 million from US$3.9 million in the prior year period. The decline was mainly due to a decrease in personnel related expenses resulting from lower headcount, and project development expenses.

●	Selling and marketing expenses in the third quarter of 2016 decreased by 6.6% to US$2.4 million from US$2.6 million in the prior year period. The decline was mainly due to a decrease in marketing activities relating to the Company's CA business.

●	General and administrative expenses in the third quarter of 2016 increased by 63.0% to US$3.1 million from US$1.9 million in the prior year period. The increase was mainly due to an increase in professional service expenses.

Loss from operations in the third quarter of 2016 was US$0.7 million, as compared to loss from operations of US$1.0 million in the prior year period.

Income tax expenses in the third quarter of 2016 decreased by 35.7% to US$0.4 million from US$0.7 million in the prior year period. The decline was mainly due to a decrease in taxable income.

Net loss attributable to holders of ordinary shares in the third quarter of 2016 was US$0.5 million. It remained relatively stable as compared to the prior year period.

Non-GAAP net loss2attributable to holders of ordinary shares in the third quarter of 2016 was US$0.4 million. It remained relatively stable as compared to the prior year period3.

Balance Sheet

As of September 30, 2016, China Digital TV had cash and cash equivalents, restricted cash, and term deposits totaling US$62.7 million.

Business Outlook

Based on information available as of November 15, 2016, China Digital TV expects smart card shipment volumes in the fourth quarter of 2016 to be in the range of 3.2 million to 3.5 million. Net revenues in the fourth quarter of 2016 are expected to be in the range of US$11.0 million to US$12.6 million.

2 Non-GAAP net loss is defined as net loss excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.

3 For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

Conference Call Information

China Digital TV's management will host an earnings conference call at 7:00 p.m. on Tuesday, November 15, 2016, U.S. Eastern Time (8:00 a.m. on Wednesday, November 16, 2016, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	800-905945
China Toll Free:	4001-201203
Conference Name:	China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 10:00 p.m. on November 15, 2016 and November 22, 2016, U.S. Eastern Time.

Replay Dial-in Information:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	10095298

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

  (in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	September 30,	June 30,	September 30,
	2016	2016	2015

Revenues:
Products	$10,511	$8,791	$9,353
Services	1,570	1,690	1,322
Total revenues	12,081	10,481	10,675
Business and related taxes	(266)	(70)	(128)
Net revenues	11,815	10,411	10,547

Cost of revenues:
Products	(2,562)	(2,222)	(2,088)
Services	(1,081)	(1,250)	(1,098)
Total cost of revenues	(3,643)	(3,472)	(3,186)
Gross profit	8,172	6,939	7,361

Operating expenses:
Research and development expenses	(3,341)	(4,106)	(3,904)
Selling and marketing expenses	(2,436)	(3,301)	(2,609)
General and administrative expenses	(3,093)	(4,100)	(1,897)
Total operating expenses	(8,870)	(11,507)	(8,410)

Loss from operations	(698)	(4,568)	(1,049)

Interest income	203	295	287
Gain from disposal of an equity method investment	-	95	-
Other income, net	296	524	248
Loss before income tax expenses	(199)	(3,654)	(514)
Income tax (expenses)/benefits	(435)	1,865	(677)
Net loss before share of income on equity method investments	(634)	(1,789)	(1,191)
Share of income on equity method investments, net of income taxes	151	30	337
Net loss	(483)	(1,759)	(854)
Net loss attributable to noncontrolling interest	25	140	378
Net loss attributable to holders of ordinary shares	$(458)	$(1,619)	$(476)

Net loss per share attributable to holders of ordinary shares
Basic	$(0.01)	$(0.03)	$(0.01)
Diluted	$(0.01)	$(0.03)	$(0.01)

Net loss	$(483)	$(1,759)	$(854)
Other comprehensive loss, net of income taxes Foreign currency translation adjustment	(453)	(3,085)	(2,212)
Comprehensive loss	(936)	(4,844)	(3,066)
Comprehensive loss attributable to noncontrolling interest	50	230	395

Comprehensive loss attributable to holders of ordinary shares	(886)	(4,614)	(2,671)

Weighted average shares used in calculating net income per ordinary share
Basic	60,194,546	60,190,497	60,137,813
Diluted	60,194,546	60,190,497	60,137,813

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Balance Sheets

  (in thousands of U.S. dollars)

	September 30,	December 31,
ASSETS	2016	2015
Current assets:
Cash and cash equivalents	$60,331	$70,138
Restricted cash	23	34
Term deposits	2,353	-
Notes receivable	2,901	4,851
Accounts receivable, net	35,082	38,211
Inventories	4,472	4,857
Prepaid expenses and other current assets	3,856	3,782
Total current assets	109,018	121,873
Property and equipment, net	783	680
Intangible assets, net	286	348
Goodwill	1,304	1,343
Equity method investments	2,743	3,055
Deferred income tax assets	3,204	3,451
Other non-current assets	648	-
Total assets	117,986	130,750

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,049	1,665
Accrued expenses and other current liabilities	9,376	11,806
Dividend payable	27	-
Deferred revenue - current	4,664	3,635
Income tax payable	897	2,401
Government subsidies - current	595	819
Total current liabilities	17,608	20,326
Deferred revenue - non-current	-	173
Government subsidies - non-current	2,497	3,024
Deferred income taxes liabilities	1,426	5,421
Total liabilities	21,531	28,944

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	41,497	37,988
Statutory reserve	18,361	18,361
Retained earnings	10,495	23,451
Accumulated other comprehensive income	18,781	21,650
Total China Digital TV Holding Co., Ltd. shareholders’ equity	89,164	101,480
Noncontrolling interest	7,291	326
Total equity	96,455	101,806
TOTAL LIABILITIES AND EQUITY	$117,986	$130,750

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	September 30,	June 30,	September 30,
	2016	2016	2015
	(in U.S. dollars, in thousands)
Net loss attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$(458)	$(1,619)	$(476)
Share-based compensation expenses	3	3,988	26
Amortization of intangible assets from business acquisitions and equity method investments	12	12	12
Net (loss)/income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$(443)	$2,381	$(438)